

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3030

November 26, 2008

Via U.S. Mail and Facsimile to (408) 737-7194

Tunc Doluca
President
Maxim Integrated Products, Inc.
120 San Gabriel Drive
Sunnyvale, CA 94086

> **Re:** **Maxim Integrated Products, Inc.**
> **Form 10-K for the Fiscal-Year ended June 24, 2006**
> **Filed September 30, 2008**
> **Form 10-K for the Fiscal-Year ended June 28, 2008**
> **Filed September 30, 2008**
> **File No. 001-34192**

Dear Mr. Doluca:

 We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

 Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended June 24, 2006

Financial Statements, page 91

Note 2: Restatement of Consolidated Financial Statements, page 95

Measurement Date Determination, page 95

1.      We note the table included on page 55 indicates that approximately 67% of the additional
        compensation expense recorded as part of the revisions to measurement dates was based
        on documentation of the "Record Added Date". We also note the disclosure on the top of
        page 97 that "the EE (Equity Edge database) system recorded the dates grant information
        was entered into the system ("Record Added Dates") and this information was available
        for each grant entered into the system after August 13, 1997; the Company considered,
        and *in many cases relied on*, the Record Added Dates when other documentation and
        better evidence of finality was not available".  Given these facts, please tell us why on
        page 96 you utilized the words "to a limited degree" and "sometimes" to discuss the
        information obtained from the Equity Edge database when it appears it was a significant
        factor in determining your revised measurement dates.

Discussion of Types of Adjustments, page 97

Incorrect treatment of other granting activities, page 99

2.      We see that you have separately recorded additional pre-tax stock based compensation
        expense of approximately $205 million to properly account for modifications to option
        terms and for the granting of options to non-employees.  Please describe for us in greater
        detail how you accounted for these modifications, including the specific types of
        modifications made, the amount of compensation recorded for each type of modification,
        how you valued each modification and tell us the accounting literature which supports
        your conclusions. Please specifically provide us with additional facts and circumstances
        (including applicable accounting matters) related to the $150.7 million portion of the
        referenced additional stock compensation expense.  Finally, please tell us why you did
        not include the same detailed discussions (as disclosed on page 55) of the compensation
        expense recorded for each of the document types utilized to determine the initial or
        revised measurement dates associated with the revised stock compensation expense of
        $204.6 million as you did for the $515.4 million compensation expense.

Form 10-K for the Fiscal Year ended December June 28, 2008

Item 11 Executive Compensation, page 45

3.      We note your disclosure on page 40 of the proxy statement regarding the summary
        compensation table and on page 41 of the grants of plan based awards table.  Please tell

us why you have not provided disclosure of compensation paid under your cash bonus plan in these tables under separate columns and how you intend to address this in future filings. Please see Item 402(a)(6)(ii) and Question 119.02 of the Questions and Answers of General Applicability available on our web site.  If the amounts paid to your named executive officers as bonuses should be disclosed in future filings under the caption "Non-Equity Incentive Plan Compensation" in your Summary Compensation Table pursuant to Item 402(c)(2)(vii) of Regulation S-K rather than under the caption "Bonus" (refer also to Item 402(a)(6)(iii)), the threshold, target and maximum amounts related to those awards should also be disclosed in your "Grants of Plan Based Awards For 2007" table pursuant to Item 402(d)(2)(iii) of Regulation S-K.

Item 13 Certain Relationships and Related Transactions, page 45

4.      We note your disclosure on page 26 of your proxy statement regarding your employment of related parties.  In future filings please provide all disclosure requested by Item 404(a) of Regulation S-K, or tell us why disclosure of such information is not required.  Include in any analysis you provide a discussion of 230.07 of the Questions and Answers of General Applicability available on our web site at www.sec.gov.

5.      In future filings please identify the "certain" officers who have indemnification agreements, as your current disclosure implies that not all of your officers have such agreements.

Item 15. Exhibits, page 46

6.      Please tell us where you have filed the indemnification agreements you describe in the second paragraph of page 26 of your proxy statement.

7.      We note your disclosure on page 4 of your summary regarding your agreement with Epson.  Please file as an exhibit this agreement or tell us why you believe it is not necessary to do so and cite the rules on which you rely.  Also, we note your disclosure on page 5 regarding your reliance on Avnet as your "primary global distributor."  Please tell us why you have not filed this agreement as an exhibit.

Financial Statements, page 47

Note 3: Stock-Based Compensation, page 61

RSU Loan Program, page 64

8.      We see in October 2006 you began a program whereby certain employees could receive cash in the form of a non-recourse loan for common stock they would not have otherwise received in settlement of restricted stock units that vested during your Blackout Period. We also see during fiscal 2008 you recorded $50.2 million of additional compensation

expense related to the program. Please provide us with a detailed description of how you accounted for the plan, including a discussion of the timing of the cash and share payments, how you determined the proper period to recognize the compensation expense, how the fair value of the payments was determined and the accounting basis for the transaction. Please specifically address how the program resulted in such a significant compensation charge during the year ended June 28, 2008.

Extension of Options that Expire after Reaching 10-Year Contractual Term and Cash Settlements of Expired Options, page 65

9.      We see that in September 2006 you approved the extension of the terms of vested stock options that expire during the blackout as a result of the expiration of the 10-year contractual term and note the extension was considered a modification under SFAS 123(R). We also see you recognized additional compensation expense totaling $118.9 million for 8.3 million options in the three months ended September 23, 2006.  Please specifically tell us how your accounting for this modification complies with SFAS 123(R).  Please make sure your response discusses how you determined the period(s) in which the addition expenses were required to be recorded.

10.     We see that in September 2007, as a result of changes in NASDAQ regulations, you decided to cash-settle all options expiring during the Blackout Period ("goodwill payment") based on the price at which 10% of the daily close prices of your common stock fall above this price for trading days from August 7, 2006 through the expiration date of the option. We also see as a result of the "goodwill payment", you determined that the stock options should be classified as liability awards rather than equity awards and reclassified $126.8 million from additional paid-in capital and recorded additional compensation expense of $27.5 million. Please detail for us the appropriate professional literature which supports your accounting for this transaction. Furthermore, please describe for us how you determined the proper treatment of this transaction throughout your financial statements, including the balance sheet, shareholders' equity statement and statement of cash flows. Lastly, please detail for us additional modifications (other than to allow for cash-settlement), if any, made to stock option award terms during the periods presented and how you accounted for any such modifications.

Note 13: Commitments and Contingencies, page 74

Other Legal Proceedings, page 75

11.     We noted disclosures herein that "In addition to the above, the Company is subject to other legal proceedings and claims that arise in the normal course of the Company's business. The Company does not believe that the ultimate outcome of matters arising in the normal course of business will have a material adverse effect on the *financial position* of the Company."  Please note SFAS 5 contingency assessments should not be limited to your balance sheet only.  Accordingly, revise your disclosures in future filings to also

indicate your expectations as to the likelihood of any referenced contingencies having a negative material impact on your income statement. If it is at least reasonably possible that any unaccrued contingency (if negatively resolved) could have a material negative impact on your *financial statements*, the notes to the financial statements must either disclose the range of possible loss or indicate no such estimate can be made. Refer to paragraph 10 of SFAS 5. When you respond to this comment, please provide us with a draft of any changes you plan to make to your future filings as a result of the matters outlined herein.

Note 19: Quarterly Financial Data (Unaudited), page 84

12.     We see net income for the first quarter of your 2007 fiscal year is lower than other fiscal 2007 quarterly periods. In future filings, please disclose herein the aggregate effect and the nature of adjustments which are material to the results of that quarter as required by Item 302(a)(3) of Regulation S-K.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-

3603 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Jay Mumford at (202) 551-3637 if you have questions on other comments.  In this regard, do not hesitate to contact me or Angela Crane, Branch Chief, at (202) 551-3554 with any questions.

Sincerely,


Jay Webb
Reviewing Accountant